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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No.)*


                          FLAG Telecom Holdings Limited
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   G3529L 10 2
 -------------------------------------------------------------------------------
                                 (CUSIP Number)


                                March 8, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed.

     [X] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)





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CUSIP No.  G3529L 10 2                  13G                    Page 2 of 5 Pages
--------------------------------------------------------------------------------
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

         Barclays Bank PLC
--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  [   ]
      (b)  [   ]
--------------------------------------------------------------------------------
(3)   SEC Use Only

--------------------------------------------------------------------------------
(4)   Citizenship or Place of Organization

         United Kingdom
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each Reporting Person With

(5)   Sole Voting Power

         - 0 -
--------------------------------------------------------------------------------
(6)   Shared Voting Power

         15,000,000
--------------------------------------------------------------------------------
(7)   Sole Dispositive Power

         - 0 -
-------------------------------------------------------------------------------
(8)   Shared Dispositive Power

         15,000,000
--------------------------------------------------------------------------------
(9)   Aggregate Amount Beneficially Owned by Each Reporting Person

         15,000,000
--------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

      [ ]
--------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

      11.2%
--------------------------------------------------------------------------------
(12)  Type of Reporting Person (See Instructions)

      OO*

* Barclays Bank PLC is a foreign bank not meeting the definition of "bank" for purposes of Section 3(a)(6) of the Securities Exchange Act of 1934.
--------------------------------------------------------------------------------


                                       2
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CUSIP No. G3529L 10 2                   13G                    Page 3 of 5 Pages


SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(d)

Item 1(a). Name Of Issuer:

           FLAG Telecom Holdings Limited

Item 1(b). Address of Issuer's Principal Executive Offices:

           Emporium Building
           69 Front Street
           Hamilton HM12
           Bermuda

Item 2(a). Names of Persons Filing:

           Barclays Bank PLC

Item 2(b). Address of Principal Business Office or, if none, Residence:

           54 Lombard Street
           London EC3P 3AH
           England

Item 2(c). Citizenship:

           United Kingdom

Item 2(d). Title of Class of Securities:

           Common Stock

Item 2(e). CUSIP Number:

           G3529L 10 2

Item 3. If this statement is filed pursuant to pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

           (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

           (b)  [ ] Bank as defined in section 3(a)(6) of the Act
                (15 U.S.C. 78c).

           (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

           (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

           (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

           (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

           (g) [ ] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);

           (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);


                                       3

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CUSIP No.  G3529L 10 2                  13G                    Page 4 of 5 Pages


           (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

           (j)  [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

           (a)  Amount Beneficially Owned:

                15,000,000*

                * Barclays Bank PLC, a foreign bank, is the pledgee of these shares under a security agreement relating to the obligations of Dallah Albaraka Holding Company E.C. The pledgor and owner of the shares is Rathburn Limited.

           (b)  Percent of Class:

                11.2%

           (c)  Number of shares as to which the person has:

                (i)   sole power to vote or direct the vote: - 0 -

                (ii)  shared power to vote or direct the vote:   15,000,000*

                (iii) sole power to dispose or to direct the disposition of:
                      - 0 -

                (iv)  shared power to dispose or to direct the disposition of:
                      15,000,000*

                * Under the security agreement, unless Barclays Bank PLC gives an enforcement notice to Rathburn Limited, Rathburn Limited may exercise or cause to be exercised in such manner as Rathburn Limited may direct any voting or other rights attached to any of the Shares, provided that those voting rights shall not be excercised (i) in any manner which, in the reasonable opinion of Barclays Bank PLC, could prejudice the security intended to be conferred by the security agreement or is in breach of the security agreement; or (ii) so as to permit any variation of the rights attaching to or conferred by any shares. The disposition of the shares during the term of the pledge is restricted under the security agreement and by virtue of the pledge.

Item 5. Ownership of Five Percent or Less of a Class.

        Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

        Not applicable.


Item 8. Identification and Classification of Members of the Group.

        Not applicable.

                                       4

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CUSIP No.  G3529L 10 2                 13G                    Page 5 of 5 Pages


Item 9. Notice of Dissolution of Group.

        Not applicable.

Item 10. Certification.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                       5
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                                    SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    Date:  March 17, 2000



Barclays Bank PLC


By: /s/ David Bates
    --------------------------
    David Bates
    Senior Manager